UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Abcam plc
(Name of Issuer)

Ordinary shares, nominal value £0.002 per share
(Title of Class of Securities)

000380204**
(CUSIP Number)

Jon L. Mosle HBK Investments L.P.
2300 North Field Street, Suite 2200 Dallas, Texas 75201 (214) 758-6107

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 000380204 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “ABCM.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000380204	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON HBK Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON HBK Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON HBK Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,715,000 ordinary shares (including 20,714,998 ordinary shares represented by 20,714,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON HBK Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,555,000 ordinary shares (including 20,554,998 ordinary shares represented by 20,554,998 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000380204	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON HBK Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,516,204 ordinary shares (including 9,516,203 ordinary shares represented by 9,516,203 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON HBK Merger Strategies Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,038,796 ordinary shares (including 11,038,795 ordinary shares represented by 11,038,795 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D/A	Page 8 of 14 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 1 amends Items 2(a), 3 and 5(a)-(d) as set forth below.

Item 2.	IDENTITY AND BACKGROUND.
(a)	This Schedule 13D is being filed by: (i) HBK Investments L.P., a Delaware limited partnership (“HBK Investments”); (ii) HBK Services LLC, a Delaware limited liability company (“HBK Services”); (iii) HBK Management LLC, a Delaware limited liability company (“HBK Management”); (iv) HBK Capital Ltd., a Cayman Islands exempted company (“HBK Capital”); (v) HBK Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Master”); (vi) HBK Merger Strategies Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Merger”); (vii) HBK Europe Management LLP, a limited liability partnership incorporated under the laws of England and Wales(“HBK Europe”); and (viii) Lumyna - HBK Diversified Strategies UCITS Fund, an undertaking for collective investment in transferable securities (“UCITS”), which is a sub-fund of Lumyna Funds, a limited company incorporated with variable capital organized under the laws of the Grand Duchy of Luxembourg (“Lumyna”, and together with HBK Investments, HBK Services, HBK Management, HBK Capital, HBK Master, HBK Merger and HUB Europe, the “Reporting Persons”).

The Reporting Persons are making a single, joint filing on Schedule 13D. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all ADSs representing the Ordinary Shares, other than those reported herein as being owned by it.

HBK Master is the holder of the ADSs representing Ordinary Shares and the Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Master. HBK Master and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Master.

HBK Merger is the holder of the ADSs representing Ordinary Shares and the Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Merger. HBK Merger and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Merger.

HBK Management serves as the general partner of HBK Investments.

HBK Investments has delegated discretion to vote and dispose of the ADSs and the Ordinary Shares held by HBK Master and HBK Merger to HBK Services. HBK Services has also been delegated discretion to vote and dispose of the ADSs held by a certain managed account (the “Managed Account”). HBK Services may, from time to time, delegate investment discretion to vote and dispose of certain ADSs and Ordinary Shares held by HBK Master, HBK Merger or the Managed Account to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the “Subadvisors”). Each of HBK Services and the Subadvisors is under common control with HBK Investments. The Subadvisors do not own any ADSs or Ordinary Shares directly and disclaim beneficial ownership of the Ordinary Shares represented by ADSs and the Ordinary Shares held by HBK Master, HBK Merger and Managed Account.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is or was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Ordinary Shares. The Subadvisors declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that they are or were, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any Ordinary Shares.

CUSIP No. 000380204	SCHEDULE 13D/A	Page 9 of 14 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The ADSs representing the Ordinary Shares and the Ordinary Shares reported herein are held by HBK Master, HBK Merger and the Managed Account. Funds to purchase the ADSs and the Ordinary Shares were derived from general working capital and margin account borrowings made in the ordinary course of business as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the ADSs representing the Ordinary Shares and the Ordinary Shares reported herein. A total of approximately $472,376,331 was paid to acquire the ADSs representing the Ordinary Shares and the Ordinary Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(d) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The aggregate percentage of Ordinary Shares reported to be beneficially owned by each Reporting Person is based upon 230,151,118 Ordinary Shares outstanding as of October 2, 2023, as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 5, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the ADSs by the Reporting Persons since the filing of the Schedule 13D is set forth in Schedule A hereto. No Reporting Person has transacted directly in the Ordinary Shares since the filing of the Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs or Ordinary Shares held by HBK Master, HBK Merger and the Managed Account.

CUSIP No. 000380204	SCHEDULE 13D/A	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

HBK INVESTMENTS L.P.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK Services LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MANAGEMENT LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK CAPITAL LTD.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MASTER FUND L.P.

By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MERGER STRATEGIES MASTER FUND L.P.

By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

CUSIP No. 000380204	SCHEDULE 13D/A	Page 11 of 14 Pages

 Schedule A

Transactions in the ADSs of the Issuer by the Reporting Persons Since the Filing of the Schedule 13D

The following table sets forth all transactions in the ADSs effected since the filing of the Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per ADS excludes commissions.

HBK Master

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
10/24/2023	60,013	22.99
10/24/2023	46,164	22.91
10/24/2023	8,977	22.93
10/25/2023	106,432	22.90
10/25/2023	23,082	22.90
10/25/2023	23,082	22.88
10/25/2023	11,541	22.88
10/25/2023	23,082	22.88
10/25/2023	23,082	22.86
10/25/2023	11,541	22.86
10/26/2023	23,082	22.83
10/26/2023	23,082	22.83
10/26/2023	21,422	22.82
10/26/2023	(21,488)	22.94
10/26/2023	20,776	22.87
10/27/2023	11,542	22.83
10/27/2023	23,085	22.83
10/27/2023	15,867	22.81
10/27/2023	2,309	22.83
10/27/2023	11,543	22.76
10/27/2023	(9,460)	22.90
10/30/2023	29,764	22.90
10/30/2023	23,086	22.90
10/31/2023	9,973	22.91
10/31/2023	34,673	22.91
10/31/2023	11,543	22.91

CUSIP No. 000380204	SCHEDULE 13D/A	Page 12 of 14 Pages

11/1/2023	23,085	23.02
11/1/2023	23,039	22.97
11/1/2023	11,543	22.98
11/1/2023	11,542	23.00
11/1/2023	23,084	23.02
11/1/2023	11,543	23.11
11/1/2023	11,543	23.10
11/3/2023	(2,273)	23.25
11/6/2023	(11,617)	23.25
11/6/2023	(9,260)	23.26
11/7/2023	80,000	23.25
11/7/2023	81,623	23.25
11/7/2023	55,000	23.26
11/7/2023	60,445	23.26
11/7/2023	23,089	23.30
11/9/2023	11,567	23.19
11/9/2023	11,567	23.17
11/17/2023	189,730	23.90
11/17/2023	208,256	23.90
11/17/2023	43,981	23.91
11/17/2023	92,593	23.92

HBK Merger

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
10/24/2023	30,000	22.99
10/24/2023	9,987	22.99
10/24/2023	30,000	22.99
10/24/2023	30,000	22.91
10/24/2023	23,836	22.91
10/24/2023	10,469	22.93
10/25/2023	44,122	22.90

CUSIP No. 000380204	SCHEDULE 13D/A	Page 13 of 14 Pages

10/25/2023	40,000	22.90
10/25/2023	40,000	22.90
10/25/2023	26,918	22.90
10/25/2023	26,918	22.88
10/25/2023	13,459	22.88
10/25/2023	26,918	22.88
10/25/2023	26,918	22.86
10/25/2023	13,459	22.86
10/26/2023	26,918	22.83
10/26/2023	26,918	22.83
10/26/2023	24,983	22.82
10/26/2023	(24,917)	22.94
10/26/2023	24,224	22.87
10/27/2023	13,458	22.83
10/27/2023	26,915	22.83
10/27/2023	18,499	22.81
10/27/2023	2,691	22.83
10/27/2023	13,457	22.76
10/27/2023	(10,970)	22.90
10/30/2023	34,700	22.90
10/30/2023	26,914	22.90
10/31/2023	11,627	22.91
10/31/2023	20,427	22.91
10/31/2023	20,000	22.91
10/31/2023	13,457	22.91
11/01/2023	26,915	23.02
11/01/2023	26,861	22.97
11/01/2023	13,457	22.98
11/01/2023	13,458	23.00
11/01/2023	26,916	23.02
11/01/2023	13,457	23.11
11/01/2023	13,457	23.10
11/03/2023	(2,637)	23.25

CUSIP No. 000380204	SCHEDULE 13D/A	Page 14 of 14 Pages

11/06/2023	(13,473)	23.25
11/06/2023	(10,740)	23.26
11/07/2023	90,000	23.25
11/07/2023	98,377	23.25
11/07/2023	74,555	23.26
11/07/2023	60,000	23.26
11/07/2023	26,911	23.30
11/09/2023	13,433	23.19
11/09/2023	13,433	23.17
11/17/2023	100,000	23.90
11/17/2023	120,270	23.90
11/17/2023	100,000	23.90
11/17/2023	141,744	23.90
11/17/2023	51,019	23.91
11/17/2023	107,407	23.92

The Managed Account

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
11/07/2023	150,000	23.29
11/17/2023	10,000	23.91